FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2021

Commission File Number: 001-12568

BBVA Argentina Bank S.A.

(Translation of registrant’s name into English)

111 Córdoba Av, C1054AAA

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Argentina Bank S.A.

Item

Material Event

Relevant Event

Dividends distribution

Buenos Aires, April 20th, 2021

Securities and Exchange Commission

RE: Relevant event. Dividends distribution.

We hereby address you, in our capacity as proxies of Banco BBVA Argentina S.A., in order to inform you that at the Meeting held today shareholders approved the distribution of cash dividends in the amount of $ 7,000,000,000, equal to $ 11,42559353 per share and delegated on the Board of Directors the power to determine the date of payment of such dividends.

The distribution of the dividends approved today is subject to the Argentine Central Bank’s prior authorization, which has not been granted yet. According to Communication “A” 7181, the distribution of financial institutions’ results is suspended until 30 June.

Yours faithfully,

BANCO BBVA ARGENTINA S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Argentina Bank S.A.

Date: April 20th, 2021	By:	/s/ Ernesto Gallardo
Name: Ernesto Gallardo
Title: Chief Financial Officer